Filed Pursuant to Rule 433
Registration No. 333-141439
September 18, 2008

LACLEDE GAS COMPANY

$80,000,000 First Mortgage Bonds, 6.35% Series due October 15, 2038

Term Sheet

Company:	Laclede Gas Company

Security:	First Mortgage Bonds

Maturity Date:	October 15, 2038

Redemption at Company's Option:	At any time on or after October 15, 2013 at 100% of the principal amount plus interest

Expected Ratings*:	A3 by Moody’s/A by S&P/A+ by Fitch

Coupon:	6.35% per annum, payable monthly

Size:	$80,000,000

Proceeds to Company:	96.85% of the principal amount ($968.50 per bond)

Expected Settlement Date:	September 23, 2008

Underwriter:	Edward D. Jones & Co., L.P.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Edward D. Jones & Co., L.P. will arrange to send you the prospectus if you request it by calling Edward D. Jones & Co., L.P. toll-free at 1-800-441-2357.

*
A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.